United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
NOTIFICATION OF LATE FILING

Commission File Number 1-13507

American Skiing Company
(Exact name of registrant as specified in its charter)

Delaware	04-3373730
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 4552
1526 Ute Boulevard
Park City, Utah 84060
(Address of principal executive office)
(Zip Code)
(435) 604-0786
(Registrant’s telephone number, including area code)
(Check One):
☑ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q and Form 10-QSB ☐ N-SAR
For Period Ended: July 27, 2008.
☐ transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR for the transition period ended:
     Read instruction (on back page) before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
American Skiing Company

Full Name of Registrant
ASC Holdings, Inc.

Former Name if Applicable
P.O. Box 4552
1526 Ute Boulevard
Park City, UT 84060

City, State and Zip Code
PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ a	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ b	The subject annual report, semi-annual report, transition report or Form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ c	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, the Company has not filed its annual report on Form 10-K for the fiscal year ended July 29, 2007 for the reasons set forth in the Form 12b25 filed by the Company on October 29, 2007. The Company also has not filed its quarterly reports on Form 10-Q for the fiscal quarter ended October 28, 2007 for the reasons set forth in the Form 12b25 filed by the Company on December 5, 2007, as such filing was amended by the Form 12b25 filed by the Company on February 1, 2008, for the fiscal quarter ended January 27, 2008 for the reasons set forth in the Form 12b25 filed by the Company on March 12, 2008, and for the fiscal quarter ended April 27, 2008 for the reasons set forth in the Form 12b25 filed by the Company on June 11, 2008.
Since the spring of 2006, the Company has consummated the sale of all of its ski resorts.
On June 20, 2007 the Company’s Plan of Dissolution was approved by its Board of Directors and subsequently by a majority of the shares entitled to vote on such matter. The Company filed its Certificate of Dissolution in Delaware on September 10, 2007 and its dissolution became effective on September 13, 2007 (the “Dissolution Date”). As of such date, the Company closed its stock transfer books and trading of the Company’s common stock on the OTC Bulletin Board ceased.
Since the Dissolution Date, the Company has not engaged in any business activities except those necessary for the purpose of preserving the value of the Company’s assets, prosecuting and defending suits by or against the Company or its subsidiaries, adjusting and winding up the Company’s business and affairs, selling and liquidating the Company’s remaining assets and properties, including consummating the sale of The Canyons ski resort, paying its creditors and making distributions to stockholders. The Company is in the final stages of winding-up its operations and has reduced its corporate employees to approximately 2 employees.
Pursuant to the Company’s Plan of Dissolution, after provision for all the known, unascertained or contingent debts, obligations and liabilities of the Company and anticipated expenses associated with the continued wind-down of the Company’s operations and dissolution of the Company (collectively, the “Claims”), payment or distributions will be made to the holders of the Company’s Series C-1 convertible participating preferred stock and Series C-2 preferred stock (collectively, the “Series C preferred stock”) in satisfaction of the liquidation preference of the Series C preferred stock before any payments or distributions are made to the holders of common stock. As previously announced in the Definitive Information Statement on Schedule 14C relating to the plan of dissolution and liquidation filed by the Company with the Securities and Exchange

Commission (the “SEC”) on July 2, 2007, the Company does not expect to make any payments or distributions with respect to shares of the Company’s common stock pursuant to the Company’s dissolution and liquidation following payment to the holders of its Series C preferred stock. The Company is in the process of determining the amount which will initially be distributed to the holders of its Series C preferred stock and the amount that will be held at the Company with respect to the Claims. Once those amounts are set, the Company will make a filing with the SEC on Form 8-K announcing those amounts. The Company anticipates that such Form 8-K report will be its final report filed with the SEC.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Foster A. Stewart, Jr.	207	773-7934
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
☐ Yes ☑ No
The Company has not filed its annual report on Form 10-K for the fiscal year ended July 29, 2007 for the reasons set forth in the Form 12b25 filed by the Company on October 29, 2007, as supplemented by the reasons set forth in Part III, above. The Company has not filed its quarterly report on Form 10-Q for the fiscal quarter ended October 28, 2007 for the reasons set forth in the Form 12b25 filed by the Company on December 5, 2007, as such filing was amended by the Form 12b25 filed by the Company on February 1, 2008 and as supplemented by the reasons set forth in Part III, above. The Company has not filed its quarterly report on Form 10-Q for the fiscal quarter ended January 27, 2008 for the reasons set forth in the Form 12b25 filed by the Company on March 12, 2008, as supplemented by the reasons set forth in Part III, above. The Company has not filed its quarterly report on Form 10-Q for the fiscal quarter ended April 27, 2008 for the reasons set forth in the Form 12b25 filed by the Company on June 11, 2008, as supplemented by the reasons set forth in Part III, above.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of results cannot be made.

See narrative at Part III, above

American Skiing Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 27, 2008	By:	/s/ Helen E. Wallace

Helen E. Wallace Chief Financial Officer